NORFOLK SOUTHERN CORP.

     David R. Goode
     Chairman, president, chief executive

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          Competitive balance - the major Eastern railroad issue of
     1996 - is also shaping up as the major issue of 1997. We have made clear our position that a Norfolk Southern-Conrail combination is superior to the alternative from the standpoint of competitive balance, stockholder value and public policy, and we will continue to press our case aggressively in 1997.

          This issue is critical to the economy of the nation's most populous region. It is, in fact, the last chance for a good solution for Eastern railroads. It is also driven by a more pervasive, industry-wide issue: quality transportation. This is the driving force behind the most recent and future rail mergers. Combining systems removes many of the obstacles that currently frustrate railroads and their customers in the quest for timely, reliable and efficient interline service. It is vital that mergers create the framework for providing that quality service to shippers.

          Mergers are not a panacea. They do not eliminate the need for continuous improvement. Our overriding focus in 1997 must continue to be what the railroads - singly and cooperatively - are doing to make the North American rail network safer, more efficient, more reliable and more flexible.

          Ultimately, our customers do not care whether their goods are handled by one railroad or several. Engaged in global, competitive battles of their own, they are very interested in price and quality of service. That is what helps them gain a competitive edge, and that is the yardstick by which they measure any development in the rail industry.

          For the industry to thrive, we must continue to make the necessary investments in people, infrastructure and technology that will enable us to provide a level of service that makes us an indispensable element of our customers' supply chain.